Exhibit 12
AMERCIAN FINANCIAL GROUP, INC. AND SUBSIDIARIES
COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES
(Dollars in Millions)

	Three months ended March 31, 2013	Year ended December 31, 2012
Earnings before income taxes	$175	$537
Undistributed equity in (earnings) losses of investee	—	(1)
Losses of managed investment entities attributable to noncontrolling interest	11	98
Fixed charges:
Interest on annuities	134	541
Interest charges on borrowed money	18	75
Debt discount, expense and other fixed charges	5	12
Portion of rentals representing interest	4	16
EARNINGS	$347	$1,278

Fixed charges:
Interest on annuities	$134	$541
Interest charges on borrowed money	18	75
Debt discount, expense and other fixed charges	5	12
Portion of rentals representing interest	4	16
FIXED CHARGES	$161	$644

Ratio of Earnings to Fixed Charges	2.16	1.98

Earnings in Excess of Fixed Charges	$186	$634

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